UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs charter agreement for Mero 3

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Rio de Janeiro, August 14 , 2020 - Petróleo Brasileiro S.A. – Petrobras informs that today it signed a letter of intent with the company MISC Berhad for the chartering and services for FPSO (floating production storage and offloading unit) Marechal Duque de Caxias to be installed in the Mero field, belonging to the Libra Block, in Santos Basin pre-salt, as part of the production development of its southern portion, where the Mero 3 Project is located.

The Mero 3 FPSO will be the third unit to be installed in the Mero field and will have a processing capacity of 180,000 barrels of oil and 12 million m3 of gas per day. The term of the charter and service agreements is 22 and a half years, counting from the final acceptance of the unit, scheduled for the first half of 2024.

The project foresees the interconnection of 15 wells to the FPSO, with 8 oil producers and 7 water and gas injectors, through a subsea infrastructure composed of rigid production and injection ducts, flexible service ducts and control umbilicals.

The Libra consortium intends to carry out, for the first time in the Mero 3 area, a pilot test of the HISEP® - High Pressure Separation technology, developed and patented by Petrobras, which consists of subsea separation and reinjection, through the use of centrifugal pumps, of a large part of the CO2 produced along with the oil, allowing the oil processing plant to be relieved in the FPSO and consequently allowing oil production to increase. HISEP® is currently being defined and tested. After qualification, a pilot can be installed in Mero 3 to perform longer term tests and evaluate the technology.

The Mero field is the third largest of the pre-salt and is located in the Libra area, operated by Petrobras (40%) in partnership with Shell Brasil Petróleo Ltda. (20%), Total E&P do Brasil Ltda. (20%), CNODC Brasil Petróleo e Gás Ltda. (10%), CNOOC Petroleum Brasil Ltda. (10%) and Pré-Sal Petróleo S.A. (PPSA), which acts as manager of this agreement.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer